SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of December 2007

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
                       ----------------------------------
                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F |X|     Form 40-F |_|

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes |_|     No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


FUTUREMEDIA PLC,
an English public limited company


By:  /s/ George O'Leary
     ----------------------------
     George O'Leary
     Chief Executive Officer

Date: December 7, 2007


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

                                       [LOGO]futuremedia(TM)
                                             a learning & communications company

FOR IMMEDIATE RELEASE

              Futuremedia Learning Enters E-learning Contract with
                 Association for Perioperative Practice (AfPP)


       Futuremedia Learning to Revamp 39 E-Learning Modules after Re-brand

London - December 7, 2007- Futuremedia Learning, a division of Futuremedia plc (NasdaqCM: FMDA), a leading e-learning provider and design, exhibition and events agency, today announced the company has been awarded a significant contract by the Association for Perioperative Practice (AfPP). AfPP is a professional membership body for clinical theatre practitioners and has commissioned Futuremedia Learning to upgrade all 39 e-learning modules in line with the Associations re-branding. The programme will be rolled out over a period of three months in the first quarter of 2008.

The improvements to the modules will include an upgrading of all the content on Futuremedia Learning's dynamic content development engine, SeRVE. SeRVE provides Clients with a remote authoring capability important to the demographics of this project team.

"We've been looking to undertake this revamp for sometime so we're delighted to get it commissioned and we are looking forward to working with Futuremedia Learning and the new authoring tools they can provide," said Sherran Milton, AfPP's Education Officer.

AfPP will use Futuremedia Learning's tailored packages of content, technology and services to assist the association in their learning and communications needs in a changing healthcare landscape.

"This is the first significant piece of work we have done with AfPP since the acquisition of EBC in 2006, so we're delighted to have the opportunity to demonstrate the extent of our significantly enhanced capability," said Andrew Hooper, Account Director, Futuremedia Learning.

"We are working very diligently to expend our relationship with all of our existing clients as part of our strategic plan," said George O'Leary, Futuremedia CEO. "The new engagement with AfPP is one of many examples that this is starting to take effect."

About Futuremedia

Futuremedia plc is a global media company providing online learning, design, exhibition and event services to public and private sector organizations. Established in 1982 and listed on the NASDAQ in 1993, Futuremedia helps its clients to communicate their values, product and brand information to employees, customers and industry, and believes that learning is a key component in the communication mix. Futuremedia divisions are Futuremedia Learning and Button Group plc. The Button Group has been providing design, exhibition and event services in Cannes, France and elsewhere around the world for more than 30 years. For more information, visit www.futuremedia.co.uk

Contact:
Jenna Focarino/Brian O'Keefe
Brainerd Communicators, Inc.
(212) 986-6667